

February 16, 2012

Via E-mail
Glenn S. Lyon
Chief Executive Officer
The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

> **Re:** **The Finish Line, Inc.**
> **Form 10-K for Fiscal Year Ended February 26, 2011**
> **Filed May 6, 2011**
> **File No. 000-20184**

Dear Mr. Lyon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 38

1. Significant Accounting Policies, page 38

Nature of Operations, page 38

1.   You disclose that you manage your business on the basis of one reportable segment. Please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segment and disclose the factors used to identify your reportable segment, including the basis of organization. Refer to ASC 280-10-50-21. In addition, tell us how you considered the entity-wide disclosures requirements pursuant to ASC 280-10-50-40 through ASC 280-10-50-42.

Revenue Recognition, page 39

2.   We note your gift cards have no expiration dates and you determined the gift card breakage rate based on historical redemption patterns. Please describe your historical redemption patterns, disclose the amount of unredeemed gift cards for each of the periods presented and describe the reasons breakage revenue decreased from $2.6 million in 2010 to $434,000 in 2011.

3.   We note from page four that you also have a customer loyalty program called "Winner's Circle" and you continue to put an emphasis on growing the membership based upon the Winner's Circle program which increased 18% in fiscal 2011. Please disclose your accounting policy for the customer loyalty program, expiration dates, and the amount of reward certificate outstanding for the periods presented

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining